UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    October 28, 2011

Sumitomo Mitsui Financial Group, Inc.

Revision of Earnings Forecast

TOKYO, October 28, 2011 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”) announces revisions of earnings forecast for the six months ended September 30, 2011, which were announced in May 2011.

SMFG revises its consolidated earnings forecast for the six months ended September 30, 2011 mainly because Sumitomo Mitsui Banking Corporation (“SMBC”), a major consolidated subsidiary of SMFG, is expected to show an increase in banking profit and a decrease in total credit cost.

SMFG will announce its consolidated earnings forecast for the fiscal year ending March 31, 2012 on November 14, 2011.

(Billions of yen, except percentages)

		Ordinary income	Ordinary profit	Net income
Previous forecast (*)	(A)	¥ 2,000	¥ 400	¥ 170
Revised forecast	(B)	2,040	540	310
Change	(B – A)	+ 40	+ 140	+ 140
Percentage change	(%)	+ 2.0%	+ 35.0%	+ 82.4%

Results for the six months ended September 30, 2010		¥ 1,980.5	¥ 540.6	¥ 417.5

(*) Announced in May 2011

Forecast on non-consolidated earnings remains unchanged.

[Appendix]

1. SMBC non-consolidated earnings forecast (six months ended September 30, 2011)

(Billions of yen)

		Banking profit (before provision for general reserve for possible loan losses)	Ordinary profit	Net income	Total credit cost
Previous forecast (*)	(A)	¥ 370	¥ 290	¥ 150	¥ (50)
Revised forecast	(B)	460	390	290	(5)
Change	(B – A)	+ 90	+ 100	+ 140	+ 45

Results for the six months ended September 30, 2010		¥ 493.3	¥ 393.0	¥ 351.2	¥ (43.3)

(*) Announced in May 2011

Banking profit (before provision for general reserve for possible loan losses)

SMBC expects to secure banking profit of approximately ¥460 billion, or ¥90 billion above the previous forecast. This is due mainly to factors such as an increase in gains on bonds resulting from our ALM operations that quickly responded to the decline in market interest rates.

Total credit cost

SMBC expects total credit cost to be approximately ¥5 billion, or ¥45 billion below the previous forecast, due to our individualized efforts to assist certain debtors to improve their businesses and financial conditions.

Ordinary profit and Net income

As a result of the factors mentioned above, despite recording more losses on stocks than expected, ordinary profit is expected to be approximately ¥390 billion, or ¥100 billion above the previous forecast. Net income will be approximately ¥290 billion, or ¥140 billion above the previous forecast.

2. Forecast on net unrealized gains on other securities (SMBC, Non-consolidated basis)

(Billions of yen)

	September 30, 2011 (Forecast)	March 31, 2011 (Result)	Change
Net unrealized gains (losses) on other securities	¥ 120.0	¥ 305.6	¥ (185.6)
Stocks	55.0	275.5	(220.5)
Bonds	90.0	71.9	+ 18.1
Others	(25.0)	(41.8)	+ 16.8

(*) Listed stocks are valuated using the average fair value in the final month of the relevant periods.

(Nikkei Stock Average: Monthly average price in September 2011 ¥8,695; Closing price as of September 30, 2011 ¥8,700)

This material contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; our ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this material. We undertake no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.